

**Helen Frankenthaler** (b. 1928–2011)

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The Painting is fresh to the market. Masterworks agreed to privately acquire the Painting after remaining in the same private collection since 1979, when it was originally purchased from John Berggruen Gallery in San Francisco.

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Initial Offering Price

**$1,776,000**

Offering Circular

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Similar Sales | Record Price | Repeat Sales



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Price Appreciation of Similar Works

**15.9%**

| Sharpe Ratio (1984-2021) | watch video |
|---|---|
| Helen Frankenthaler | ▲1.56 |
| All Art | 0.28 |
| S&P 500 | 0.56 |

**39%** Progress

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## WHY WE LIKE THIS PAINTING

- The Frankenthaler estate has been represented by Gagosian Gallery since 2012, propelling the artists' global status in the modern market.
- Frankenthaler is renowned for her pioneering "soak-stain" technique—first developed in the early 1950s. Executed in 1978, the Painting employs Frankenthaler's signature soak-stain method which creates expansive fields of pure color and broad brushstrokes that merge together to create undulating and organic forms.
- In April 2022, the Kunsthalle Krems in Austria and the Museum Folkwang in Essen, Germany, co-organized a solo exhibition titled "Helen Frankenthaler: Painterly Constellations," which will run through March 2023. This exhibition signals both the artist's growing global market, as well as the continued attention to Frankenthaler's work within popular culture.
- As of January 31, 2023, large-format colorful examples that employ soak-stain from the mid-to-late 1970s account for eight of Helen Frankenthaler's top ten auction records, suggesting particular demand for these works amongst collectors.
- As of January 31, 2023, examples similar in composition and scale to the Painting have sold in excess of $1.5 million at auction, and include examples such as: *Tournament* (1977), which is larger than the Painting but shares a similar vertical orientation, and sold for $2,551,329 in March 2022 and *Winter Light* (1979), which sold for $1,590,000 in May 2021.
- The aforementioned painting, *Tournament* (1977), previously sold for $506,500 at Christie's, New York in May 2012, which represents an appreciation rate of approximately 17.9% between May 2012 and March 2022.

*Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.*



2021 Auction Sales
$31,601,078

2021 Number of Lots Sold
74

# HELEN FRANKENTHALER

b. 1928 – d. 2011, UNITED STATES



$1,776,000

INITIAL OFFERING

15.9%

ANNUAL APPRECIATION OF SIMILAR WORKS SINCE 2010[1]

Acrylic on canvas | 73 × 55 in. (185 × 140 cm.)

## Helen Frankenthaler was one of the most important and influential American Abstract Expressionist artists of the 20th century.

The Painting is a characteristic large-format example of Helen Frankenthaler's mature practice, which through experimentation with materials and an emphasis on color, bridged the gap between Abstract Expressionism and Color Field Painting. Executed in 1978, the Painting employs Frankenthaler's signature soak-stain technique, which she first developed in the early 1950s. By pouring thinned paints directly onto the unprimed canvas, the artist produced expansive fields of pure color alongside broad brushstrokes that merge together to create undulating and organic forms. This distinct process reflects her desire to free color and form from the confines of representation and the deliberate gesture of Abstract Expressionism. The Painting's gestural sweeps of color were likely created with a squeegee, which Frankenthaler dragged across the canvas to create a layered, atmospheric effect. By the mid-1970s, the artist had replaced her earlier turpentine-thinned oil paints with diluted acrylics, which allowed her to achieve more complex washes of bright, luminous color. She increasingly worked on larger canvases, which were placed directly on the floor rather than propped on easels. The result of these changes is an increased sense of experimentation and innovation that characterize examples from this period. As of February 9, 2023, large-format colorful examples that employ soak-stain from the mid-to-late 1970s account for eight of Frankenthaler's top ten auction records, suggesting particular demand for these works amongst collectors. As of February 9, 2023, examples similar in composition and scale to the Painting have sold in excess of $1.5 million at auction, and include: *Tournament* (1977), which is larger than the Painting but shares a similar vertical orientation, and sold for £1,910,500 ($2,551,329) at Sotheby's, London, on March 2, 2022 and *Winter Light* (1979), which sold for $1,590,000 at Christie's, New York, on May 14, 2021. The former example, *Tournament* (1977), previously sold for $506,500 at Christie's, New York in May 2012, which represents an appreciation rate of approximately 18.0% between May 2012 and March 2022. The Painting's year, composition, and execution make it a commercial and desirable work by Helen Frankenthaler.

**AS OF FEBRUARY 9, 2023, THE ARTIST HAS SEEN SIGNIFICANT INCREASES IN PRICES REALIZED AT AUCTION IN RECENT YEARS, AND HER AUCTION RECORDS ARE LED BY PAINTINGS SOLD OVER THE PREVIOUS TWO YEARS: *ROYAL FIREWORKS* (1975), WHICH SOLD ON JUNE 29, 2020 AT SOTHEBY'S NEW YORK FOR $7,895,300, *DREAM DECISION* (1976), WHICH SOLD AT SOTHEBY'S, NEW YORK ON NOVEMBER 19, 2021 FOR $5,894,100, AND *CIRCE* (1974), WHICH SOLD FOR $4,769,000 AT SOTHEBY'S, NEW YORK, ON MAY 19, 2022.**

Helen Frankenthaler has been regularly included in major international exhibitions since her first show in New York. In 1966, Frankenthaler represented the United States at the 33rd Venice Biennale, alongside Ellsworth Kelly, Roy Lichtenstein, and Jules Olitski, and a major show at the Whitney Museum of American Art followed in 1969. The Modern Art Museum of Fort Worth held a traveling retrospective in 1989, which visited the Museum of Modern Art in New York, the Los Angeles County Museum of Art, and the Detroit Institute of Arts. In 2019, Tate Britain showed a year-long exhibition of selected paintings by the artist, and in 2021, a major group show titled "Women in Abstraction" prominently featured her work at the Centre Pompidou in Paris. In April 2022, the Kunsthalle Krems in Austria and the Museum Folkwang in Essen, Germany, co-organized a solo exhibition titled "Helen Frankenthaler: Painterly Constellations," which will run through March 2023. As of February 9, 2023, the artist has seen significant increases in prices realized at auction in recent years, and her auction records are led by paintings sold over the previous two years: *Royal Fireworks* (1975), which sold on June 29, 2020 at Sotheby's New York for $7,895,300, *Dream Decision* (1976), which sold at Sotheby's, New York on November 19, 2021 for $5,894,100, and *Circe* (1974), which sold for $4,769,000 at Sotheby's, New York, on May 19, 2022.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


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Helen Frankenthaler (b. 1928 – d. 2011) was born into a wealthy Manhattan family and raised in New York City. Following her graduation from Bennington College in Vermont in 1949, Frankenthaler returned to New York City to become a painter. Frankenthaler received her first solo show at Tibor de Nagy Gallery and also participated in the seminal 1951 "9th Street Show," curated by Leo Castelli. In addition to the first generation of Abstract Expressionists, like Jackson Pollock, the exhibition also showcased works by second generation female Abstract Expressionist painters, including Joan Mitchell, Lee Krasner, Elaine de Kooning, and Grace Hartigan. In 1952, Frankenthaler developed her pioneering "soak-stain" technique, where thinned oil paint was poured directly onto unprimed canvas to create large fields of color. In 1970, Frankenthaler closed her studio on 83rd street in Manhattan, and a year later, ended her thirteen year marriage to artist Robert Motherwell. In the aftermath of their divorce she traveled to the American Southwest, which would significantly influence her compositions and palette for the rest of the decade. The artist continued to paint through the 1980s and 1990s, until her passing in 2011. The Frankenthaler estate has been represented by Gagosian Gallery since 2012.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Helen Frakenthaler with the following criteria: canvas paintings executed 1975 to 1979, that measure between 50 inches by 100 inches in height to 35 inches by 80 inches in width, with vertically-oriented compositions, where the height exceeds width by at least ten inches. "Echo" (1975) and "Kashmir" (1979) were excluded from the comparative set due to their atypical, dark, muted palettes. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 9.9% CAGR implied from selected sales occurring from May 9, 1984 to March 2, 2022. The realized prices comprised by this set of transactions have increased at an estimated 15.9% CAGR implied from selected sales occurring from January 1, 2000 to March 2, 2022.